Mail Stop 3561

June 5, 2007

Cory Heitz, Chief Executive Officer
MH&SC, Incorporated
3505 Castlegate Ct.
Lexington, KY 40502

> **Re: MH&SC, Incorporated**
> **Amendment No. 2 to Form SB-2**
> **Filed May 10, 2007**
> **File No. 333-141010**

Dear Mr. Heitz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please revise to include updated financial statements for the most recent interim period. Refer to Item 310(g) of Regulation S-B.

MH&SC, Inc. Consolidated Financial Statements

Consolidated Statements of Operations, page F-3

2. We note that your adjustment resulting from the increase in the fair value of the stock issued in connection with the acquisition of My Health and Safety Supply Company, LLC has resulted in the recognition of additional goodwill which you seem to have deemed impaired. Please revise to include the following disclosure related to the impairment expense recognized in the period from January 30, 2006 through December 31, 2006:

   - A description of the impaired asset and the facts and circumstances leading to the impairment;

- The amount of the impairment loss and the method for determining fair value;

- The caption in the income statement of the statement of activities in which the impairment loss is aggregated;

Refer to paragraph 46 of SFAS No. 142.

Consolidated Statement of Changes in Stockholders' Equity, page F-4

3. Please revise to combine the line items entitled "net loss for the period, as previously reported" and "prior period adjustment" into one line item called "net loss."

Notes to Consolidated Financial Statements, page F-6

Note 8 – Acquisition of My Health and Safety Supply Company, LLC, page F-18

4. Please revise to present your pro forma consolidated statement of operations for the period January 30, 2006 through December 31, 2006 in columnar form showing pro forma adjustments and results for each entity. Refer to Item 310(d)(2) of Regulation S-B. Please also include explanatory footnotes to the pro forma adjustments, which clearly explain the assumptions involved.

Note 10 – Restatement of Financial Statements, page F-19

5. Please revise your disclosure to include a more detailed description of the nature of your errors. In this regard, your disclosure should discuss all of the revisions made to the financial statements since your last amendment. For example, you have not explained the following:

- The removal of My Health and Safety Supply Company, LLC from the consolidated statements of operations prior to the acquisition;

- Why the change in valuation of the shares issued in connection with the acquisition of My Health and Safety Supply Company, LLC resulted in an increase to net loss;

- Why your financial statements have been adjusted to reflect the return of 10,000,000 of founders' shares;

- Why the number of weighted average shares used in the calculation of loss per share changed; and

- The effect of each correction on each financial statement line item. You may consider presenting a schedule in columnar form that reconciles the affected financial statement line items, including loss per share, to the as restated amounts.

Refer to paragraph 26 of SFAS No. 154.

My Health and Safety Supply Company, LLC Financial Statements

6. We note your response to our prior comment 11. In addition to the audited financial statements for the two most recent fiscal years, please also include financial statements for the interim periods ending September 30, 2006 and 2005. Refer to Items 310(c)(3)(i) and 310(b) of Regulation S-B.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Ruggiero, Accountant, at (202) 551-3331 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551- 3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael T. Williams, Esq.
        Williams Law Group, P.A.